

January 6, 2011

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

> **Re:   Abbott Laboratories**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-02189**

Dear Mr. Freyman:

We have reviewed your December 10, 2010 response to our November 19, 2010 comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A
Executive Compensation
Compensation Discussion and Analysis
Compensation Components
Performance-Based Annual Cash Incentives, page 14

1.  Your revised disclosure for 2009 compensation provided in response to the prior comment omits various corporate and individual goals for each named executive officer that appear to be material to your compensation process. Please provide draft disclosure of your 2010 compensation that discloses and describes all of the corporate and individual goals for each named executive officer. If you believe that one or more of the goals that was established and communicated to your named executive officers is not material, please provide a separate and detailed analysis for each goal which you believe is not material that supports your conclusion that such goal is not material to your compensation and the process by which you award compensation. Please also confirm

that you will disclose in your next proxy statement your Committee's evaluation of each goal for each named executive officer.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director